Exhibit 99.1

Ellomay Announces Execution of Framework Agreement for the Development of Photovoltaic Projects in
an Aggregate Capacity of 265 MW in Italy

Tel-Aviv, Israel, December 25, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced the execution of a Framework Agreement between its wholly-owned subsidiary, Ellomay Luxembourg Holdings S.àr.l. (“Ellomay Luxembourg”), and an established and experienced European developer (the “Developer”).

Pursuant to the Framework Agreement, the Developer will provide Ellomay Luxembourg with development services with respect to photovoltaic greenfield projects in Italy in the scope of 350 MW with the aim of reaching an aggregate “ready to build” authorized capacity of at least 265 MW over a forty-one months period. The effectiveness of the Framework Agreement is subject to the parties reaching an agreed form of certain agreements that will be attached to the Framework Agreement within twenty days of its execution.

In addition to the 265 MW mentioned above, Ellomay Luxembourg has the option to purchase approximately 37 MW that are already under development by the Developer, 30 MW of which have already received the approval for connection to the Italian electricity grid.

The Framework Agreement provides that the Developer will offer all projects identified during the term of the Framework Agreement exclusively to Ellomay Luxembourg and that, with respect to each project acquired by Ellomay Luxembourg, the Developer will be entitled to provide development services until it reaches the “ready to build” status. The parties agreed on a development budget including a monthly development service consideration, to be paid to the Developer and all other payments for the tasks required to bring the projects to a ready to build status in an amount that is not material to the Company. In addition the Company undertook to pay a success fee to the Developer with respect to each project that achieves a “ready to build” status.

The advancement and development of projects that will become part of the Framework Agreement is subject to various conditions, including receipt of regulatory approvals and authorizations and procurement of land rights. There can be no assurance as to the aggregate capacity of projects that will by identified by the Developer and that will thereafter reach the “ready to build” status, and as to the Company’s decision and success in completing construction of any of such projects. Any future decision of the Company with respect to the continued development of projects will be subject to the relevant circumstances existing at the time such decision will be made.

Ran Fridrich, CEO of Ellomay noted: “The Framework Agreement executed by the Company is another tier in the Company’s plan to increase its portfolio of photovoltaic facilities that are based on greed parity. Today the Company’s projects under development are in an aggregate scope of approximately 550 MW and the Company intends to increase the scope shortly to approximately 1,000 MW that are expected to be built over the coming three years. The Company’s deep knowledge and extensive experience in constructing and operation photovoltaic facilities in Italy and Spain enable it to cooperate with experienced and reputable developers.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain ;
•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe,” “will” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the number of projects that will be identified by the Developer, the ability to advance the projects and receive all rights, permits and approvals required and prevailing market and economic conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com